# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centuri Holdings, Inc., CIK 0001981599
CUSIP: 155923105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19820 North 7th Avenue, Suite 120, Phoenix, Arizona (AZ), 85027
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001692115

## Reporting persons
- Southwest Gas Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 27,362,210; shared voting power 0; sole dispositive power 27,362,210; shared dispositive power 0; aggregate amount beneficially owned 27,362,210 (30.9% of the class)

## Item 1. Issuer
Name of issuer: Centuri Holdings, Inc.
Address of issuer's principal executive offices: 19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027

## Item 2. Person Filing
Name of person filing: Southwest Gas Holdings, Inc.
Address of principal business office or, if none, residence: 8360 S. Durango Dr. Post Office Box 98510, Las Vegas, Nevada 89113
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in the cover page of this Schedule 13G is incorporated herein by reference.

The percentage ownership reflected in line 11 in the cover page of this Schedule 13G is based on 88,649,154 shares of Common Stock outstanding as of August 6, 2025, as reported as reported by the Issuer in its final prospectus dated August 7, 2025 and filed with the Securities and Exchange Commission on August 8, 2025 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.
Percent of class: 30.9
Sole power to vote or to direct the vote: 27,362,210.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27,362,210.00
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Southwest Gas Holdings, Inc.: /s/ Catherine M. Mazzeo, Senior Vice President/Chief Legal, Safety and Compliance Officer and Corporate Secretary (08/12/2025)